SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Secures US$600 Million in Financing for Fleet Transformation

São Paulo, January 24, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, has closed a financing of up to US$600 million with Castlelake LP to finance the acquisition of new 737 MAX 8 aircraft.

“The financing for these 737 MAX aircraft initiates a new cycle of value creation in our fleet,” said Paulo Kakinoff, CEO. “With favorable market conditions for new MAX aircraft and our strong partnership with Boeing, as one of its largest customers, these aircraft further advance our market leadership position.”

The transaction will comprise 10 finance leases and two sale-leasebacks. The interest rate for the finance leases is approximately 6% p.a., which represents a reduction when compared to operating lease costs of existing aircraft in the fleet. The funds originated by the transaction will cover 100% of the acquisition cost of the new aircraft and provide resources that will be directed to obligations and return costs on GOL’s 737 NG aircraft. The Company expects to return up to 18 737 NG aircraft in 2022 and a total of 34 NG aircraft by year-end 2025, which is expected to further reduce unit costs.

Delivery of these additional 12 Boeing 737 MAX aircraft begins in January 2022, in line with GOL’s plan to accelerate the transformation of its fleet and have half of its aircraft under finance leases by 2026. In 3Q21, the Company signed agreements for 26 additional MAX 8 aircraft, and currently has a total of 102 Boeing 737 MAX aircraft to be delivered.

“Accelerating our fleet transformation to the 737 MAX positions us more competitively for growth through greater flexibility in our capacity management and enables the expansion of routes and destinations, which will ensure we are highly efficient at meeting fluctuations in travel demand,” said Celso Ferrer, COO. “Furthermore, adding these new aircraft will reduce the average age of GOL’s fleet from 11 to seven years.”

The Boeing MAX is also a key component in the Company’s goal to reach carbon neutrality by 2050, as this aircraft consumes 15% less fuel, produces 16% fewer carbon emissions and 40% less noise, and has a greater flight range than the NG aircraft.

Richard Lark, CFO concluded: “We are in the advantageous position of being able to better optimize our capital structure through diverse access to financing sources via export credit agencies, capital markets and operating leases. This latest aircraft transaction further establishes the financial sustainability of our fleet management and enhances the Company’s value for all stakeholders through the increased efficiencies that we’ll achieve.”

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer